Actuate Therapeutics, Inc.
1751 River Run, Suite 400

Fort Worth, TX 76107

July 31, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tyler Howes

Re:	Actuate Therapeutics, Inc. Registration Statement on Form S-1 File No. 333-288952

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Actuate Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to August 4, 2025, at 5:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Baker & Hostetler LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

We request that we be notified of such effectiveness by a telephone call to Janet Spreen of Baker & Hostetler LLP, counsel to the Company, at (216) 861-7564 and that such effectiveness also be confirmed in writing.

Very truly yours,

Actuate Therapeutics, Inc.

By: /s/ Daniel M. Schmitt

       Daniel M. Schmitt

       President and Chief Executive Officer